AgEagle Aerial Systems Inc.

8833 E. 34th Street North

Wichita, KS 67226

February 7, 2022

VIA EDGAR & TELECOPY

Mr. Gregory Herbers

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         AgEagle Aerial Systems Inc. (the “Company”)

Registration Statement on Form S-3

(File No. 333-262414) (the “Registration Statement”)

Dear Mr. Herbers,

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on February 9, 2022, or soon thereafter as practicable.

The Company hereby acknowledges that:

·	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to the delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

·	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

·	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

{Signature page to follow}

Very truly yours,

AgEagle Aerial Systems Inc.

By:	/s/ Nicole Fernandez-McGovern
Name:	Nicole Fernandez-McGovern
Title:	Chief Financial Officer